Exhibit 99.2

                                                                  NEWS RELEASE

           Date:   July 20, 1999


        Contact:
                   For media inquiries:
                   Katherine Taylor
                   Investor Relations Manager
                   815-961-7164


                   For financial inquiries:
                   John Hecht
                   Chief Financial Officer
                   815-961-2787


           AMCORE FINANCIAL, INC., ANNOUNCES SECOND QUARTER EARNINGS
                      NON-PERFORMING LOANS DOWN 20 PERCENT

    ROCKFORD, IL -- AMCORE Financial, Inc., a $4.2 billion regional financial services company, reported diluted earnings per share from operations of $0.38 for the second quarter ending June 30, 1999.

    The earnings per share from operations was flat compared to the same period a year ago, but reflected an 8.6 percent increase when compared to the first quarter of this year.

    "We're extremely pleased to report a significant improvement in our non-performing loans, which decreased 20 percent, or $4.5 million from March 31, 1999," said Robert J. Meuleman, president and chief executive officer.

    HIGHLIGHTS
    ----------

    o Non-performing loans were down 20 percent or $4.5 million from the first quarter of 1999.

    o Net revenues increased 6 percent or $2.6 million from a year ago.

    o Average loans for the second quarter were up 16 percent, or $347 million from the same period last year due to a strong regional economy, business expansion and sales management initiatives.

    o Total fee revenues were up 10 percent from a year ago.

    o Trust and asset management fees rose 29 percent in the second quarter to $7.7 million primarily driven by favorable investment performance and strong sales results.

    o Net interest margin rose 3 basis points from the second quarter of 1998 and is up 8 basis points from the first quarter of 1999.

                                   -- MORE --

    NEW ORGANIZATIONAL STRUCTURE
    ----------------------------

    In April, AMCORE announced its new Customer Focused Organizational plan that is expected to improve efficiency, enhance responsiveness to local markets and increase shareholder value. The plan calls for operating as one banking company and centralizing or regionalizing certain corporate functions. As a result of the new organizational structure, AMCORE took a $3.8 million after tax charge in the second quarter. The largest component of the charge is required for employee severance and costs to integrate systems. AMCORE expects $7.3 million in annual pre-tax cost savings from its new structure.

    Net income, which includes the charge, was $7.1 million for the second quarter of 1999 compared to $11.2 million in the second quarter of 1998. Diluted earnings per share, which includes the charge of $0.13 per share, were $0.25 for the second quarter of 1999.

    "We've done a good job of growing revenues and are now focusing on funding costs and improving operational efficiency to support our sales efforts. Taking the operational focus out of the local markets will increase the ability of our people to serve our customers and their communities," said Meuleman. "The new structure will preserve our super community banking philosophy, while still offering cost-saving efficiencies achieved by operating under one charter."


    EARNINGS FROM OPERATIONS
    ------------------------

    Net income from operations for the second quarter was down slightly at $10.9 million compared to the record $11.2 million reported last year. "While we had increases in net interest and non-interest income in the second quarter, they were offset by increased provision for loan losses as a result of loan growth, higher data processing expenses and investment related expenditures," said Meuleman. "These expenditures were required for us to continue to grow our business and to keep pace with changing technology and customer expectations."


    Average loans increased 16 percent, or $347 million from the same period a year ago, and was evenly balanced between commercial and retail lending. Average earning assets rose 3.4 percent and the net interest margin increased 3 basis points to 3.53 percent when compared to the second quarter of 1998. These factors caused a $1.4 million increase in net interest income on a fully taxable equivalent basis.





                                   -- MORE --

    Trust and asset management revenues increased 29 percent to $7.7 million in the second quarter of 1999 compared to $6 million in the second quarter of 1998. The increase is primarily driven by strong sales efforts and favorable investment performance. Total managed assets, which includes fee based accounts and Vintage Fund balances, rose 11 percent during the quarter and now stands at $4.4 billion.


    Total operating expenses for the second quarter of 1999 increased 8.8 percent to $30.4 million when compared to the second quarter of 1998. The increase in expenses includes higher data processing costs and investment related expenditures. "We've expanded our investment group staff to continue to growth this important fee-based business for the future. We also have been creating an infrastructure that has the technological capabilities to deliver our products and services when and where our customers need them most," said Meuleman. AMCORE upgraded its internal network and out-sourced its data processing to achieve a standard platform. The Company also has been developing an on-line banking product which will be rolled-out to customers in the third quarter.


    ASSET QUALITY AND RESERVES
    --------------------------

    The allowance for loan losses to total loans was 1.07 percent at June 30, 1999, compared to 1.11 percent at March 31, 1999. The allowance for loan losses to non-performing loans rose to 154 percent at the end of the second quarter, up from 124 percent at March 31, 1999. Total non-performing loans at June 30, 1999 were $17.9 million compared to $20.8 million, a 14 percent reduction compared to last year.

    Provision for loan losses increased 31 percent or $500,000 during the second quarter of 1999 compared to the same quarter last year to match the strong loan growth AMCORE has experienced. Net charge-offs represented 38 basis points annualized of average loans for the second quarter compared to 14 basis points annualized last year.

    AMCORE Financial, Inc., headquartered in northern Illinois, is a financial services company with banking assets of $4.2 billion operating in 66 locations in Illinois and Wisconsin. The company also has four financial services companies: AMCORE Investment Group, which provides trust and brokerage services, and through Investors Management Group, provides capital management and mutual fund administrative services, and is the investment advisor for the Vintage family of mutual funds; AMCORE Mortgage, Inc.; AMCORE Consumer Finance Company, Inc. and AMCORE Insurance Group, Inc.


                                   -- MORE --

    This news release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 with respect to the new organizational structure and results of operations and businesses of AMCORE. Forward-looking statements may include hopes, beliefs, expectations or predictions of the future. These forward-looking statements involve certain risks and uncertainties. Factors that may cause actual results to differ materially from those contemplated, projected, forecasted or estimated in such forward-looking statements include, among others, the following possibilities:
(I) heightened competition, including specifically the intensification of price competition, the entry of new competitors and the formation of new products by new and existing competitors; (II) adverse state and federal legislation and regulation; (III) failure to obtain new customers and retain existing customers;
(IV) inability to carry out marketing and/or expansion plans; (V) loss of key executives; (VI) changes in interest rates including the effect of prepayment;
(VII) general economic and business conditions which are less favorable than expected; (VIII) unanticipated changes in industry trends; (IX) changes in Federal Reserve Board monetary policies; (X) inability to realize cost savings anticipated with the new organizational structure, mergers or data processing outsourcing; and (XI) higher than expected costs or other difficulties associated with merger integration, data processing conversion or Year 2000 compliance solutions, (XII) changes in the final organizational structure.

    AMCORE common stock is listed on The NASDAQ Stock Market under the symbol "AMFI." Further information about AMCORE Financial Inc. can be found at our website at http://www.AMCORE.com.





                                      ###

                             AMCORE Financial, Inc.
                    CONSOLIDATED KEY FINANCIAL DATA SUMMARY

NOTE: AMCORE Financial, Inc. (AFI) acquired Investors Management Group, Ltd. on February 17, 1998, which was accounted for as a purchase. AFI merged with Midwest Federal Financial Corp. on March 27, 1998. This transaction was accounted for as a pooling of interests, however, the size of the transaction does not require restatement of prior year amounts. AFI acquired Wellmark Capital Value, Inc. on March 31, 1999, which was accounted for as a purchase.

(in thousands, except share data)

                                                 Quarter Ended June 30,           Six Months Ended June 30,
                                            ----------------------------------------------------------------
                                                                   Percent                          Percent
Financial Highlights                           1999       1998      Change     1999        1998      Change
------------------------------------------------------------------------------------------------------------
Net revenues, including security gains.....  $ 47,736   $ 45,116     5.8%    $ 93,281    $ 87,008     7.2%
Net interest income - FTE..................    35,205     33,762     4.3%      69,499      65,173     6.6%
Operating expenses.........................    30,392     27,932     8.8%      59,750      55,341     8.0%
Net income from operations.................    10,893     11,236    (3.1%)     20,929      20,642     1.4%
Net income.................................     7,126     11,236   (36.6%)     17,162      17,335    (1.0%)
Basic earnings per share from operations...      0.39       0.39     0.0%        0.74        0.74     0.0%
Basic earnings per share...................      0.25       0.39   (35.9%)       0.61        0.62    (1.6%)
Diluted earnings per share from operations.      0.38       0.38     0.0%        0.73        0.72     1.4%
Diluted earnings per share.................      0.25       0.38   (34.2%)       0.60        0.61    (1.6%)
Cash dividends per share...................      0.14       0.14     0.0%        0.28        0.26     7.7%
Book value per share.......................     10.59      10.94    (3.2%)

                                               Trailing Twelve Months Ended
                                                           June 30,
                                             --------------------------------
                                                                   Percent
Financial Highlights                           1999       1998     Change
-----------------------------------------------------------------------------
Net revenues, including security gains..... $ 187,755  $ 169,283    10.9%
Net interest income - FTE..................   137,092    126,378     8.5%
Operating expenses.........................   119,506    110,601     8.1%
Net income from operations.................    43,175     39,035    10.6%
Net income.................................    39,408     35,728    10.3%
Basic earnings per share from operations...      1.50       1.43     4.9%
Basic earnings per share...................      1.37       1.31     4.6%
Diluted earnings per share from operations.      1.49       1.39     7.2%
Diluted earnings per share.................      1.36       1.28     6.2%
Cash dividends per share...................      0.56       0.50    12.0%
Book value per share.......................

                                                 Quarter Ended June 30,           Six Months Ended June 30,
                                            ------------------------------------------------------------------
Key Financial Ratios (A)                         1999      1998     Change      1999         1998    Change
--------------------------------------------------------------------------------------------------------------
   Return on average assets................      1.04%      1.11%   (0.07%)     1.01%        1.07%   (0.06%)
   Return on average equity................     13.92%     14.21%   (0.29%)    13.33%       13.67%   (0.34%)
   Net interest margin (FTE)...............      3.53%      3.50%    0.03%      3.49%        3.52%   (0.03%)
   Efficiency Ratio (FTE)..................     60.45%     58.61%    1.84%     60.76%       60.15%    0.61%

(A) All ratios have been adjusted to exclude merger-related and restructuring charges.

                                                 Quarter Ended June 30,           Six Months Ended June 30,
                                            ------------------------------------------------------------------
                                                                   Percent                          Percent
Income Statement                                 1999      1998    Change      1999         1998    Change
--------------------------------------------------------------------------------------------------------------
Interest income............................  $ 73,902   $ 74,520    (0.8%)  $ 146,794    $ 142,835    2.8%
Interest expense...........................    41,240     43,302    (4.8%)     82,349       82,664   (0.4%)
                                            ------------------------------------------------------------------
   Net interest income.....................    32,662     31,218     4.6%      64,445       60,171    7.1%
Provision for loan losses..................     2,151      1,642    31.0%       4,377        3,787   15.6%
Non-interest income:
   Trust and asset management income.......     7,709      5,993    28.6%      14,296       11,254   27.0%
   Service charges on deposits.............     2,408      2,185    10.2%       4,626        4,049   14.3%
   Mortgage revenues.......................     1,957      2,437   (19.7%)      4,095        5,075  (19.3%)
   Other...................................     2,621      2,742    (4.4%)      5,247        5,376   (2.4%)
                                            ------------------------------------------------------------------
      Total non-interest income............    14,695     13,357    10.0%      28,264       25,754    9.7%
Net security gains.........................       379        541   (29.9%)        572        1,083  (47.2%)
Operating expenses:
   Personnel costs.........................    17,140     16,106     6.4%      33,865       31,776    6.6%
   Net occupancy expense...................     1,622      1,644    (1.3%)      3,351        3,357   (0.2%)
   Equipment expense.......................     2,463      1,978    24.5%       4,568        3,799   20.2%
   External data processing expense........     1,492        441   238.3%       3,093          739  318.5%
   Professional fees.......................       866        740    17.0%       1,997        1,635   22.1%
   Advertising and business development....     1,017        912    11.5%       1,763        1,678    5.1%
   Amortization of intangible assets.......       498        685   (27.3%)        995        1,271  (21.7%)
   Other...................................     5,294      5,426    (2.4%)     10,118       11,086   (8.7%)
                                            ------------------------------------------------------------------
      Total operating expenses.............    30,392     27,932     8.8%      59,750       55,341    8.0%
                                            ------------------------------------------------------------------
Income before income taxes.................    15,193     15,542    (2.2%)     29,154       27,880    4.6%
Income taxes...............................     4,300      4,306    (0.1%)      8,225        7,238   13.6%
                                            ------------------------------------------------------------------
Net income from operations.................  $ 10,893   $ 11,236    (3.05%)  $ 20,929     $ 20,642    1.4%
   Restructuring/merger related charges,
    net of tax ............................     3,767          -       N/M      3,767        3,307   13.9%
                                            ------------------------------------------------------------------
Net income.................................   $ 7,126   $ 11,236   (36.6%)   $ 17,162     $ 17,335   (1.0%)
                                            ==================================================================

Average shares outstanding - basic (000)...    28,252     29,047    (2.7%)     28,363       28,078    1.0%
Average shares outstanding - diluted (000).    28,659     29,635    (3.3%)     28,800       28,608    0.7%
Ending shares outstanding (000)............    28,289     29,050    (2.6%)

AMCORE Financial, Inc.

                                                                   Quarter Ended June 30,
                                          ---------------------------------------------------------
(in thousands)                                                   1999                 1998
---------------------------------------------------------------------------------------------------
                                             Ending       Average    Yield/    Average     Yield/
                                             Balance      Balance     Rate     Balance      Rate
---------------------------------------------------------------------------------------------------
Assets:
   Taxable securities....................   $ 958,954   $1,012,840   6.28%   $ 1,242,204   6.66%
   Tax-exempt securities (FTE)...........     341,463      348,253   7.66%       341,110   8.04%
   Other earning assets..................      32,427       23,538   4.08%         9,429   6.00%
   Loans held for sale...................      18,687       19,449   6.60%        27,996   5.66%
   Loans, net of unearned income (FTE)...   2,590,655    2,556,142   8.27%     2,209,607   8.78%
                                          ---------------------------------------------------------
      Total Earning Assets (FTE).........  $3,942,186   $3,960,222   7.69%   $ 3,830,346   8.02%
      Intangible assets..................      18,099       18,328                19,061
      Other non-earning assets...........     248,075      221,950               200,887
                                          ---------------------------------------------------------
      Total Assets.......................  $4,208,360   $4,200,500           $ 4,050,294
                                          =========================================================
Liabilities and Stockholders' Equity:
   Interest bearing deposits.............  $2,529,099   $2,552,137   4.48%   $ 2,398,702   4.91%
   Non-interest bearing deposits.........     395,539      366,461               325,461
                                          ---------------------------------------------------------
      Total Deposits.....................  $2,924,638   $2,918,598           $ 2,724,163
                                          ---------------------------------------------------------
   Short-term borrowings.................     631,636      615,877   5.23%       688,135   5.68%
   Long-term borrowings..................     297,779      297,421   6.23%       267,211   6.08%
                                          ---------------------------------------------------------
      Total Interest Bearing Liabilities.   3,458,514    3,465,435   4.76%     3,354,048   5.16%
      Other liabilities..................      54,806       54,688                53,529
                                          ---------------------------------------------------------
      Total Liabilities..................  $3,908,859   $3,886,584           $ 3,733,038
      Stockholders' Equity...............     299,501      313,916               317,256
                                          ---------------------------------------------------------
      Total Liabilities and
      Stockholders' Equity...............  $4,208,360   $4,200,500           $ 4,050,294
                                          =========================================================

                                                    Six Months Ended June 30,
                                          -----------------------------------------
(in thousands)                                      1999                 1998
-----------------------------------------------------------------------------------
                                             Average    Yield/    Average    Yield/
                                             Balance     Rate     Balance     Rate
-----------------------------------------------------------------------------------
Assets:
   Taxable securities....................  $1,040,783   6.20%   $1,203,739   6.78%
   Tax-exempt securities (FTE)...........     343,387   7.74%      333,767   8.08%
   Other earning assets..................      20,301   3.94%        9,817   5.61%
   Loans held for sale...................      25,705   5.78%       28,272   6.62%
   Loans, net of unearned income (FTE)...   2,519,854   8.30%    2,091,246   8.77%
                                          -----------------------------------------
      Total Earning Assets (FTE).........  $3,950,030   7.68%   $3,666,841   8.06%
      Intangible assets..................      18,540               17,174
      Other non-earning assets...........     216,860              201,164
                                          -----------------------------------------
      Total Assets.......................  $4,185,430           $3,885,179
                                          =========================================
Liabilities and Stockholders' Equity:
   Interest bearing deposits.............  $2,547,081   4.52%   $2,310,411   4.93%
   Non-interest bearing deposits.........     359,514              320,882
                                          -----------------------------------------
      Total Deposits.....................  $2,906,595           $2,631,293
                                          -----------------------------------------
   Short-term borrowings.................     598,628   5.26%      660,690   5.71%
   Long-term borrowings..................     307,769   6.20%      236,024   6.17%
                                          -----------------------------------------
      Total Interest Bearing Liabilities.   3,453,478   4.80%    3,207,125   5.18%
      Other liabilities..................      55,873               52,704
                                          -----------------------------------------
      Total Liabilities..................  $3,868,865           $3,580,711
      Stockholders' Equity...............     316,565              304,468
                                          -----------------------------------------
      Total Liabilities and
      Stockholders' Equity...............  $4,185,430           $3,885,179
                                          =========================================

                                          ---------------------------------------------------------------------------------
                                                            Quarter Ended                         Six Months Ended June 30,
                                          ---------------------------------------------------------------------------------
                                                 June 30,         Percent  December 31,  Percent                    Percent
Asset Quality (in thousands)                 1999        1998     Change      1998       Change     1999     1998   Change
---------------------------------------------------------------------------------------------------------------------------
                                                                                          <C
Ending allowance for loan losses.........  $ 27,636    $ 24,588     12.4%   $ 26,403       4.7%
Net charge-offs..........................     2,434         800    204.3%      1,513      60.9%     3,144   1,254    150.7%
Net charge-offs to average loans (B).....     0.38%       0.14%      0.2%      0.25%       0.1%     0.25%   0.12%      0.1%

Non-performing assets:
   Non-performing loans - nonaccrual.....  $ 17,888    $ 20,825    (14.1%)  $ 18,179      (1.6%)
   Other real estate owned (OREO)........     3,090       1,880     64.4%      2,321      33.1%
                                          ------------------------------------------------------
      Total non-performing assets........  $ 20,978    $ 22,705     (7.6%)  $ 20,500       2.3%
                                          ======================================================

Loans 90 days past due and still accruing   $ 7,042     $ 5,751     22.4%   $  7,272      (3.2%)

(B) On an annualized basis.

Key Asset Quality Ratios                                        Change               Change
--------------------------------------------------------------------------------------------
   Allowance to ending loans...............   1.07%    1.09%    (0.02%)     1.08%    (0.01%)
   Allowance to non-performing loans....... 154.49%  118.07%    36.42%    145.24%     9.25%
   Non-performing loans to loans...........   0.69%    0.92%    (0.23%)     0.74%    (0.05%)
   Non-performing assets to loans & OREO...   0.81%    1.01%    (0.20%)     0.84%    (0.03%)
   Non-performing assets to total assets...   0.50%    0.55%    (0.05%)     0.50%     0.00%

Capital Adequacy
--------------------------------------------------------------------------------------------
  Total risk-based capital.................  12.85%   14.08%    (1.23%)    13.46%    (0.61%)
  Tier 1 risk-based capital................  11.88%   13.12%    (1.24%)    12.49%    (0.61%)
  Leverage ratio...........................   8.05%    8.28%    (0.23%)     8.31%    (0.26%)